Smart Nora LLC
(a Delaware Limited Liability Company)

Reviewed Financial Statements
As of the date of inception August 27, 2024

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Smart Nora LLC

Table of Contents











Alice CPA

Independent Accountant's Review Report

November 26, 2024
To: Board of Directors of Smart Nora LLC
Re: Inception Financial Statement Review– Smart Nora LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Smart Nora LLC (the "Company"), which comprise the balance sheet as of August 27, 2024 (the date of inception) and the related statements of income, equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Smart Nora LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
November 26, 2024

Smart Nora, LLC
BALANCE SHEET
As of August 27, 2024 (Date of Inception)
(Unaudited)

ASSETS

Current Assets		
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	-
Due to affiliate		-
Total Current Liabilities		-
Total Liabilities		-
Member's Equity		
Member Contributions		-
Accumulated Deficit		-
Total Member's Equity (Deficit)	$	-
Total Liabilities and Member's Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

SMART NORA, LLC
STATEMENT OF OPERATIONS
As of August 27, 2024 (Date of Inception)
(Unaudited)

Revenues	$	-
Operating Expenses		
Advertising		-
Research and development		-
General and administrative		-
Rent		-
Salaries and wages		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

SMART NORA, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

As of August 27, 2024 (Date of Inception)

(Unaudited)

	Member contributions		Subscription receivable		Retained earnings/ (Accumulated deficit)		Total Members' Equity (Deficit)	
Beginning Balance	$	-	$	-	$	-	$	-
Member contributions		-		-		-		-
Net loss		-		-		-		-
Balance as of August 27, 2024 (date of inception)	$	-	$	-	$	-	$	-

The accompanying footnotes are an integral part of these financial statements.

SMART NORA, LLC
STATEMENT OF CASH FLOWS
As of August 27, 2024 (Date of Inception)
(Unaudited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Prepaid expenses		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contributions		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

SMART NORA, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 27, 2024 (DATE OF INCEPTION)
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Smart Nora, LLC (the "Company") was formed on August 27, 2024 under the laws of the State of Delaware. The Company is the subsidiary of Smart Nora Inc. ("Parent"), an Ontario Canada business corporation, which operates as a sleep technology company that has developed a non-invasive, contact-free solution for snoring and sleep apnea. The Company was formed to expand the business-to-business distribution and launch potential new products. Smart Nora Inc. will serve as Managing Member of the Company.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was recently formed and has limited financial resources to continue its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate capital financing to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not yet have any bank accounts.

Fair Value Measurements

SMART NORA, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 27, 2024 (DATE OF INCEPTION)
(UNAUDITED)

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of August 27, 2024.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes". Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with

SMART NORA, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 27, 2024 (DATE OF INCEPTION)
(UNAUDITED)

a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of August 27, 2024.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – EQUITY

The Company is authorized to issue up to 800,000 Units designated as Class A units and 200,000 Units designated as Class B units.

As of August 27, 2024, the Company has 800,000 Class A units issued to the Managing Member. No Class B units have been issued and are being reserved for the Regulation CF offering.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. (See Note 7)

NOTE 6 – SUBSEQUENT EVENTS

Related Party Payable

The Manager has paid expenses on behalf of the Company in relation to the upcoming Regulation CF offering.

Patent Licensing Agreement

In November 2024, subsequent to the reporting period, the Company entered into a Patent License Agreement (the "Agreement") with the Parent. Under the Agreement, the Parent, acting as Licensor, granted the Company an exclusive right and license to make, use, offer to sell, sell, import, and otherwise exploit certain patented products (the "Licensed Products").

The Agreement is based on a separate patent license agreement entered into by the Parent with the patent holders, Aliasghar Hariri and Sahar Hariri, also dated November 2024, through which the Parent was granted exclusive rights to the Licensed Patents. These rights were subsequently sublicensed to the Company.

Under the terms of the Agreement:
- The Company has the right to sublicense the Licensed Patents to non-affiliated third parties, subject to the payment of a 9% royalty on any fees, royalties, or other consideration received from such sublicensing activities.
- The Agreement grants the Company flexibility to terminate the licensing arrangement without cause at its sole discretion, providing the Company with strategic control over its operations.

SMART NORA, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AUGUST 27, 2024 (DATE OF INCEPTION)
(UNAUDITED)

As consideration, the Company is required to pay the Parent a royalty of 9% of gross revenues derived from the sale, lease, or other disposition of the Licensed Products in the Territory. Additionally, the Company will pay a 9% royalty on fees, royalties, or other consideration received from sublicensing the Licensed Patents to non-affiliated third parties.

This Agreement represents a subsequent event that does not require adjustment to the financial statements as of the date of inception August 27, 2024, as it pertains to activities occurring after the end of the reporting period. However, it is disclosed herein to provide relevant information regarding the Company's operations and financial commitments moving forward.

Anticipated Crowdfunding Offering

The Company intends to offer convertible notes under Regulation CF to fund operations. Upon the specified conversion triggers, the notes will convert into non-voting common shares.

Management's Evaluation

Management has evaluated subsequent events through November 26, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.